Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hidrent Inc.
961 Waterview Drive
Prosper, TX 75078
https://www.hidrent.com/

Up to $534,999.72 in Series Seed-1 Stock at $0.57
Minimum Target Amount: $9,999.51

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hidrent Inc.
Address: 961 Waterview Drive, Prosper, TX 75078
State of Incorporation: DE
Date Incorporated: May 12, 2017

Terms:

Equity

Offering Minimum: $9,999.51 | 17,543 shares of Series Seed-1 Stock
Offering Maximum: $534,999.72 | 938,596 shares of Series Seed-1 Stock
Type of Security Offered: Series Seed-1 Stock
Purchase Price of Security Offered: $0.57
Minimum Investment Amount (per investor): $228.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares

Early Bird Bonus

Invest within the first four weeks and receive an 10% bonus shares

Volume Based:

$500+ | 1st Perk

Invest $500+ and receive 3% Bonus Shares.

$2,500+ | 2nd Perk

Invest $2,500+ and receive 5% Bonus Shares.

$5,000+ | 3rd Perk

Invest $5,000+ and receive 10% Bonus Shares.

$10,000+ | 4th Perk

Invest $10,000+ and receive 15% Bonus Shares.

$25,000+ | 5th Perk

Invest $25,000+ and receive 20% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hidrent will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-1 Stock at $0.57 / share, you will receive 110 Series Seed-1 shares, meaning you'll own 110 shares for $57. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Hidrent Inc. is a C-Corp organized under the laws of the state of Delaware that helps firefighters supplement their income during their off duty days by connecting them with homeowners and local busniesses in need of handy-man type help from someone they can trust. The company's business model consists of a revenue share focused on non-skilled tasks such as: assembly, installation, improvement, transportation, hanging, moving, delivery and general labor. Our services are provided across the United States at homes and businesses like Atlas Van Lines, Keller Williams, PODS, Redfin and Uber Health. Hidrent operates in the $600B Home Service Industry with the help of over 1.5M US Firefighters/EMTs and a successful apperance on Shark Tank.

The company has entered into a strategic partnership with the IAFF Fincancial Corporation representing over 325,000 professional firefighters in the US and Canada. This Marketing Agreement provides promotion of Hidrent services to all IAFF firefighters via email, social media, website banners and trade shows in exchange for 2% revenue to be paid to the IAFF Financial Corporation and 2% revenue to be donated to the IAFF Charitable Foundation. The IAFF-FC has also invested directly to acquire a 5% equity stake in Hidrent. Making the partnership mutually benefical for years to come.

Hidrent Inc. was initially organized as an LLC in the state of Texas (Hidrent, LLC) on May 12, 2017 and converted to a DE C-corp on May 8, 2019.

Competitors and Industry

Entering 2021, the total addressable market (TAM) for Home Services is $595B.

This estimate is further broken down across each of the three main categories:

Home Improvement Spending at $376.9B

Home Maintenance Spending at $157.7B

Home Emergency Spending at $60.6B

The addressable market figure reflects total consumer expenditures on hired-out home improvement, home maintenance and home emergency repairs. It does not capture DIY activity but does include all spending on parts and materials.

A TAM of $595B represents a 17% increase above the 2020 estimate of total home spending.

Source: https://www.angi.com/research/reports/market/

The Company has several major competitors in the Home Services market. Some of the top competitors in our industry include: ANGI, TaskRabbit and Thumbtack. ANGI is the industry leader and Hidrent's primary competition in the Home Services industry. TaskRabbit also owns significant market share and has been acquired by IKEA. Thumbtack has raised a total of $698.2 million with a current valuation at $3.2 billion.

Source: https://www.crunchbase.com/organization/thumbtack

ANGI reported $1.69B in total revenue for the year ending 2021. Despite the present competitive landscape, Hidrent stands out in the Home Services industry because they are the only on demand home service company that excusively uses trustworthy off duty firefighters as the supply iof labor. Who woud you use?

Source: https://finance.yahoo.com/quote/ANGI/key-statistics/

Current Stage and Roadmap

The Company's services are currently on the market and generating sales.

Hidrent's efforts for the next few years will be focused on increasing market share, growing our distribution network and development for our future products. We have a few new product launches planned for this year, including: a new mobile app for users, automation of our B2B process and the development of our new marketplace (designed as a lead generation service for companies operating in: Plumbing, HVAC and Electrical).

The Team

Officers and Directors

Name: David Heimbuch

David Heimbuch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and President
  Dates of Service: May 08, 2019 - Present
  Responsibilities: The president shall be the chief executive officer of the corporation. The president the shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation. The President receives a salary of $5,000/month.

- **Position:** Secretary
  Dates of Service: May 09, 2019 - Present
  Responsibilities: The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the

Board of Directors or president, under whose supervision he or she shall be. He or she shall have custody of the corporate seal of the corporation and he or she, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

- **Position:** Tresurer
  Dates of Service: May 09, 2019 - Present
  Responsibilities: The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

- **Position:** Founder and CEO
  Dates of Service: May 08, 2019 - Present
  Responsibilities: Overall business strategy and direction.

Name: Kurt Becker

Kurt Becker's current primary role is with International Association of Firefighters Financial Corporation. Kurt Becker currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 04, 2021 - Present
  Responsibilities: Strategic acquisition and implementation of the firefighters on our platform. Kurt does not take a salary from Hidrent.

Other business experience in the past three years:

- **Employer:** International Association of Firefighters Financial Corporation
  Title: COO
  Dates of Service: June 18, 2021 - Present
  Responsibilities: Kurt expects to relaunch and re-introduce the IAFF-FC to IAFF members with more financial offerings targeted to the specific needs of members, particularly those approaching retirement. A dedication to best practices and an attention to the needs of IAFF members will drive all decisions.

Other business experience in the past three years:

- **Employer:** St. Louis Fire Department
  Title: Firefighter
  Dates of Service: January 13, 2000 - June 17, 2021
  Responsibilities: Paramedic and Firefighter

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the service industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $535,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a marketplace for services performed by firefighters. Our revenues are therefore dependent upon the market for services performed by firefighters.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Hidrent Inc. was formed on May 12, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hidrent Inc. has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that Hidrent Inc.'s task-based online service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems

with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hidrent Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hidrent Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Heimbuch	8,900,000	Common Stock	84.06%

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Stock, Series I 2020 CN, Series II Safe, Series III Safe, 2019 MicroVenture CF Safes, 2019 MicroVentures Safes II, Republic Safes, Series Seed-2 Stock, Series Seed-3 Stock, Series Seed-4 Stock, Series Seed-5 Stock, Series Seed-6 Stock, and Series Seed-7 Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 938,596 of Series Seed-1 Stock.

Common Stock

The amount of security authorized is 18,052,373 with a total of 11,142,182 outstanding.

Voting Rights

Common holders, also referred to as stockholders, are entitled under the Bylaws to vote on any amendment to the Bylaws or Certificate of Incorporation. Further, according to the Company's 2019 Equity Incentive Plan, the stockholders are entitled to vote on any amendment to the 2019 Equity Incentive Plan. All three points must be approved by a majority of the stockholders.

Material Rights

The total amount outstanding includes 267,000 of common stock to be issued pursuant to outstanding warrants.

The total amount outstanding includes 902,619 shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 853,430 of shares to be issued pursant to stock options issued.

Series Seed-1 Stock

The amount of security authorized is 3,097,289 with a total of 0 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (*See Exhibit F for additional information*)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (*See Exhibit F for additional information*)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (*See Exhibit F for additional information*)

Series I 2020 CN

The security will convert into Series seed-5 and the terms of the Series I 2020 CN are outlined below:

Amount outstanding: $155,000.00
Maturity Date: July 01, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Preferred offering of $1000000

Material Rights

In the event this Note has not been converted prior to the Maturity Date, the Outstanding Balance may be converted at the Maturity Date, at the option of the Investor, into shares of Common Stock determined by dividing the Outstanding Balance by the per-share price calculated by dividing $2,500,000 by the Company's Fully- Diluted Capitalization. If the Investor does not elect conversion, the Outstanding Balance shall be repaid within 30 days of the Maturity Date.

Series II Safe

The security will convert into Series seed-2 and the terms of the Series II Safe are outlined below:

Amount outstanding: $250,000.00
Maturity Date: July 26, 2022
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $2,250,000.00
Conversion Trigger: preferred offering of $1,000,000

Material Rights

There are no material rights associated with Series II Safe.

Series III Safe

The security will convert into Series seed-3 and the terms of the Series III Safe are outlined below:

Amount outstanding: $162,500.00
Maturity Date: July 26, 2022
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: $1,000,000 offering

Material Rights

If there is no Equity Financing or Liquidity Event within four (4) years from the date of this Agreement (the "Longstop Date"), the Investor shall have the option (but not obligation) at any time to (i) receive an amount equal to the Purchase Amount plus interest at the rate of 5% per annum; or (ii) receive the number of shares of Common Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the quotient resulting from dividing the Post-Money Valuation Cap by the Company Capitalization.

2019 MicroVenture CF Safes

The security will convert into Series seed-4 and the terms of the 2019 MicroVenture CF Safes are outlined below:

Amount outstanding: $24,008.00
Maturity Date: July 26, 2022
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Preferred offering of $1,000,000

Material Rights

There are no material rights associated with 2019 MicroVenture CF Safes.

2019 MicroVentures Safes II

The security will convert into Series seed-6 and the terms of the 2019 MicroVentures Safes II are outlined below:

Amount outstanding: $20,794.00
Maturity Date: July 26, 2022
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: $1000000 offering

Material Rights

There are no material rights associated with 2019 MicroVentures Safes II.

Republic Safes

The security will convert into Series seed-7 and the terms of the Republic Safes are outlined below:

Amount outstanding: $101,691.96
Maturity Date: July 26, 2022
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: $1,000,000 offering

Material Rights

There are no material rights associated with Republic Safes.

Series Seed-2 Stock

The amount of security authorized is 1,495,508 with a total of 1,495,508 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

The amount of shares of Series Seed-2 Preferred Stock includes 1,495,508 shares to be issued upon the conversion of Convertible Securities currently outstanding. These Convertible Securities will only convert in the event of an equity financing equal to or greater than $1,000,000.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

Series Seed-3 Stock

The amount of security authorized is 943,670 with a total of 943,670 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

The amount of shares of Series Seed-3 Stock includes 943,670 shares to be issued upon the conversion of Convertible Securities currently outstanding. These Convertible Securities will only convert in the event of an equity financing equal to or greater than $1,000,000.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

Series Seed-4 Stock

The amount of security authorized is 118,014 with a total of 118,014 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

The amount of shares of Series Seed-4 Stock includes 118,014 shares to be issued upon the conversion of Convertible Securities currently outstanding. These Convertible Securities will only convert in the event of an equity financing equal to or greater than $1,000,000.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

Series Seed-5 Stock

The amount of security authorized is 821,030 with a total of 821,030 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

The amount of shares of Series Seed-5 Preferred Stock includes 821,030 shares to be issued upon the conversion of Convertible Securities currently outstanding. These Convertible Securities will only convert in the event of an equity financing equal to or greater than $1,000,000.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

Series Seed-6 Stock

The amount of security authorized is 87,609 with a total of 87,609 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

The amount of shares of Series Seed-6 Preferred Stock includes 87,609 shares to be issued upon the conversion of Convertible Securities currently outstanding. These Convertible Securities will only convert in the event of an equity financing equal to or greater than $1,000,000.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

Series Seed-7 Stock

The amount of security authorized is 347,071 with a total of 347,071 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

The amount of shares of Series Seed-7 Preferred Stock includes 347,071 shares to be issued upon the conversion of Convertible Securities currently outstanding. These Convertible Securities will only convert in the event of an equity financing equal to or greater than $1,000,000.

Liquidation Preference: First pay one times (1x) the Original Issue Price plus declared and unpaid dividends on each share of Series Seed (or, if greater, the amount that the Series Seed would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. (See Exhibit F for additional information)

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. (See Exhibit F for additional information)

Dividends: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. (See Exhibit F for additional information)

What it means to be a minority holder

As a minority holder of Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The Company is engaging in a concurrent offering through Regulation D in conjunction with this crowdfunding raise. This has the potential to further dilute investor's stake in the company. Please see the Liquidity and Capital Resources Section for additional information.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $89.00
  Number of Securities Sold: 9,000,000
  Use of proceeds: Restricted Stock Purchase Agreement by Dave Heimbuch. 1,000,000 shares to Capital Factory Partners L.P. 2019 and in lieu of paying the Purchase Price in cash, Capital Factory has admitted the Company into its accelerator program as full consideration for the shares.
  Date: May 08, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $180,000.00
  Use of proceeds: Technology, Marketing, Hiring
  Date: October 26, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $101,691.96
  Use of proceeds: Technology and Marketing
  Date: July 15, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $250,000.00
  Use of proceeds: Product Development, Marketing and Hiring
  Date: October 05, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $162,500.00
  Use of proceeds: Operations, Design, Technology and Marketing
  Date: October 05, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $44,802.00
  Use of proceeds: Marketing and expansion
  Date: September 03, 2019
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Hiring, expansion of B2B and Marketing
  Date: May 05, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

2021 was a very successful year for Hidrent as we experienced record revenues of $430,000, up 65% from 2020 ($261,786). This increase in revenue was primarily driven by business to business sales, which were up more than 120% over 2020. We believe that this improved performance was primarily driven by two factors: a decrease in direct to consumer advertising as we prepared for Shark Tank, and the cumulative effects that COVID had on the job market, which actually helped increase our business to business revenue.

Cost of sales

Cost of sales in 2021 did increase by 78% from $229,622.87 to $408,173 due to the increase in revenue, and the flexible margins we used in our business to business model. Moving forward into the next fiscal year, we expect cost of sales to be in the 80%-85% range which is a decrease from 2021.

Gross margins

Gross margins were down to 4.95% in 2021 compared to 12% in 2020 once again due to the increase in business to business revenue. We expect this number will go back up following Shark Tank which has increased our direct to consumer revenue that has a flat margin of 20% across all transactions. Additionally, our average cost per job has risen dramatically by over 100% from $135 to $275 following our Shark Tank appearance.

Expenses

Expenses increased in 2021 to approximately $350,000, up $150,000 from expenses of $200,000 in 2020. The majority of the increase in expenses was related to product development as we built a new website and Hidrent Pro mobile app to accommodate the increase in traffic from our Shark Tank appearance at the end of 2021. We expect expenses to continue to grow in 2022 with an increase in wages from new hires along with an increase in marketing spend.

Historical results and cash flows:

Hidrent is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of our partnership with the IAFF-FC and appearance on Shark Tank. Past cash was primarily generated through sales and investments. Our goal is to generate over $1M in Gross Revenue for the year ending 2022, which would match the total Gross Revenue we have achieved over the 4 years prior.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April, 2021 Hidrent has over $50,000 in the bank and an open seed round expected to range between $1M-$1.5M in investments.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support our increase in advertising and production costs as we automate business to business operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 30% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6-8 months. This is based on a current monthly burn rate of approximately $20,000 for expenses related to salaries and technology costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $50,000 for expenses related to new hires and additonal production costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, Hidrent has contemplated additional future sources of capital including a concurrent Regulation D offering of between $500,000 - $1,000,000 in total. The price per share will be $0.5684, equaling a maximum of 1,873,680 Series Seed-1 shares for sale. The rights and priviledges of these Series Seed-1 shares shall be that of the other Series Seed-1 shares.

Indebtedness

- **Creditor:** EIDL
  Amount Owed: $7,500.00
  Interest Rate: 0.0%
  Maturity Date: April 30, 2023

- **Creditor:** Series I 2020 CN
  Amount Owed: $155,000.00
  Interest Rate: 6.0%
  Maturity Date: March 31, 2023
  Converts upon an equity financing raise of at least $1M into Preferred Stock.

- **Creditor:** Series II Safe
  Amount Owed: $250,000.00
  Interest Rate: 0.0%
  Maturity Date: October 05, 2023
  Converts into Preferred Stock upon the next Preferred Stock offering.

- **Creditor:** Series III Safe
  Amount Owed: $162,500.00
  Interest Rate: 0.0%
  Maturity Date: October 05, 2023
  Converts upon an equity financing raise of at least $1M into Preferred Stock.

- **Creditor:** 2019 MicroVentures CF Safes I
  Amount Owed: $24,008.00
  Interest Rate: 0.0%
  Maturity Date: August 19, 2023
  Converts upon an equity financing raise of at least $1M into Preferred Stock.

- **Creditor:** 2019 MicroVentures CF Safes II
  Amount Owed: $20,794.00
  Interest Rate: 0.0%
  Maturity Date: August 19, 2023
  Converts upon an equity financing raise of at least $1M into Preferred Stock.

- **Creditor:** Republic Safes
  Amount Owed: $101,691.96
  Interest Rate: 0.0%
  Maturity Date: July 15, 2023
  Converts upon an equity financing raise of at least $1M into Preferred Stock.

- **Creditor:** Series II 2022 CN
  Amount Owed: $250,000.00
  Interest Rate: 6.0%
  Maturity Date: May 05, 2024
  Converts upon an equity financing raise of at least $3M into Preferred Stock.

Related Party Transactions

Valuation

Pre-Money Valuation: $8,500,000.00

Valuation Details:

Hidrent has been operating successfully since 2018. During this time we have registered over 25,100 homeonwers, and over 5,300 firefighters. We have fully developed and proven mobile apps for firefighters and homeowners, and a new web app. Our revenues have grown steadily year over year, and cumulatively have surpassed $1,000,000 since inception.

During our first funding round, Hidrent raised $650,000 using a combination of SAFE and Convertible Notes with valuation caps between $3M-$3,5M. Since then, Hidrent has successfully appeared on Shark Tank.

Hidrent's largest competitor, ANGI Home Services, recognized over $1.62B in 2021 revenue using a similar business model. Thumbtack has a current valuation of $3.2B. We are all operating in a $600B Home Service industry.

Sources:
https://techcrunch.com/2021/06/15/thumbtack-home-services/
https://locus.sh/resources/top-trends-for-on-demand-home-services-market/?utm_source=resources&utm_medium=Vistors&utm_campaign=infographic
https://www.angi.com/research/reports/market/#:~:text=Entering%202021%2C%20the%20total%20addressable,home%20services%20is%20%2459

Our most important partnership is a three year agreement that we made in November, 2021 with the IAFF-FC. The International Association of Firefighters is the largest firefighter union in the US and Canada representing over 325,000 full time firefighters. They have agreed to promote Hidrent internally to all members. In exchange, Hidrent will provide a 2% charitable contribution the the IAFF

Foundation upon reaching 10,000 registered firefighters (currently 5,800) on the platform, along with a 2% revenue share to the IAFF-FC.

The IAFF-FC also invested directly into Hidrent to acquire an approximate 5% stake in our company. Our mission and goals are completely aligned, and our success has also become their success.

This pre-money valuation was calculated internally by the Company without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options and warrants are exercised;

(iii) any shares reserved for issuance under a stock plan are issued; and

(iv) convertible securities currently outstanding will be converted into Series Seed Stock immediately prior to the closing of this Series Seed-1 raise. The Company currently has $919,191.96 in Convertible Notes and SAFE Notes outstanding that will be converted into Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, or Series Seed-7 Stock.

Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.51 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  58.0%
  The majority of our marketing budgets will be going to Nextdoor. This platform has proven to be successful in the past when we were regional. With previous learnings and increased national budgets we expect performance to be even better.
- *Research & Development*
  30.0%
  We are building new technology that will automate our B2B process. Right now we are using excel spreadsheets and other manual integrations. Automating the process will allow us the opportunity to scale our B2B revenue significantly.
- *Operations*
  6.5%
  The smallest use of funds will be used to continue utilizing the integrations that we currently have. For example: AWS, Customer.io, Segment, Heroku and others.

If we raise the over allotment amount of $534,999.72, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  63.0%
  The majority of our marketing budgets will be going to Nextdoor. This platform has proven to be successful in the past when we were regional. With previous learnings and increased national budgets we expect performance to be even better. We will also layer in Google (SEO/SEM) and Facebook advertising.
- *Research & Development*
  25.0%
  We are building new technology that will automate our B2B process. Automating the process will allow us the opportunity to scale our B2B revenue significantly. We will also build a new "marketplace" that will allow us to sell leads to local businesses that do not fit our handyman model (i.e. plumbing, electrical and HVAC).
- *Operations*
  6.5%
  The smallest use of funds will be used to continue utilizing the integrations that we currently have. For example: AWS, Customer.io, Segment, Heroku and others.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.hidrent.com/ (https://www.hidrent.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hidrent

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hidrent Inc.

[See attached]

Hidrent, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hidrent, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 21, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	147,494	18,529
Accounts Receivable	33,816	40,349
Other	5,835	203
Total Current Assets	187,144	59,082
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	601	601
Total Non-Current Assets	601	601
TOTAL ASSETS	187,745	59,683
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,800	-
Convertible Notes Payable ($196k) and SBA loan ($7k)	203,923	164,294
Short Term Debt - Related Parties	59,852	158,928
Total Current Liabilities	265,574	323,222
Long-term Liabilities		
Future Equity Obligations	557,000	44,802
Total Long-Term Liabilities	557,000	44,802
TOTAL LIABILITIES	822,574	368,024
EQUITY		
Common Stock	90	90
Additional Paid-In Capital	-	-
Accumulated Deficit	(634,919)	(308,431)
Total Equity	(634,829)	(308,341)
TOTAL LIABILITIES AND EQUITY	187,745	59,683

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	429,438	261,786
Cost of Sales	408,174	229,623
Gross Profit	21,265	32,163
Operating Expenses		
Advertising and Marketing	61,671	10,737
General and Administrative	83,104	76,455
Research and Development	114,103	119,690
Payroll	82,893	54,488
Total Operating Expenses	341,770	261,370
Operating Income (loss)	(320,506)	(229,207)
Provision for Income Tax	-	-
Net Income (loss)	(320,506)	(229,207)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(320,506)	(229,207)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	1,800	-
Accounts Receivable	6,533	(40,349)
Other	(11,614)	(203)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(3,281)	(40,553)
Net Cash provided by (used in) Operating Activities	(323,786)	(269,759)
INVESTING ACTIVITIES		
Trademark	-	601
Net Cash provided by (used by) Investing Activities	-	601
FINANCING ACTIVITIES		
Debt Issuances - Related Parties	(59,448)	109,142
Debt Issuances	-	164,294
Additional Paid-In Capital	-	-
Future Debt Obligations	512,198	1,000
Other	-	(337)
Net Cash provided by (used in) Financing Activities	452,750	274,099
Cash at the beginning of period	18,529	13,588
Net Cash increase (decrease) for period	128,964	4,941
Cash at end of period	147,494	18,529

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	$ Amount	APIC	APIC - Crowd Note	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	9,000,000	90	-	43,802	(79,225)	(35,333)
Reclassification of Crowd Note to Liability	-	-	-	(43,802)		(43,802)
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(229,207)	(229,207)
Ending Balance 12/31/2020	9,000,000	90	-	-	(308,432)	(308,341)
Issuance of Common Stock	-	-	-	-	-	-
Prior Period Adjustment	-	-		-	(5,982)	(5,982)
Net Income (Loss)	-	-	-	-	(320,506)	(320,506)
Ending Balance 12/31/2021	9,000,000	90	-	-	(634,919)	(634,829)

Hidrent, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hidrent Inc. (which may be referred to as the "Company", "we," "us," or "our") was converted to a Delaware corporation from a Texas LLC with the name of Hidrent, LLC (formed May 12, 2017) on May 8, 2019. The Company provides an app where customers can hire off-duty firefighters to do handyman-type services. The Company's headquarters are in Celina, Texas. The company began operations in 2017.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company generates revenues by taking a fee from the cost of the services performed by firefighters that were found on their app. The Company's payments are generally collected upfront.

For years ending December 31, 2020 and 2021 the Company recognized $261,786 and $429,438 in revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

	Total Options	Weighted Average Fair Value
Total options outstanding, January 1, 2020	50,000	$0.001
Granted	-	$0.001
Exercised	-	$0.001
Expired/cancelled	-	
Total options outstanding, December 31, 2020	50,000	$0.001
Granted	591,666	$0.001
Exercised	-	$0.001
Expired/cancelled	-	
Total options outstanding, December 31, 2021	641,666	$0.001
Options exercisable, December 31, 2021	246,350	$0.001

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	-	-
Granted	-	$-
Vested	50,000	$0.001
Forfeited	-	$-
Nonvested options, December 31, 2020	-	$-
Granted	591,666	$0.001
Vested	196,350	$0.001
Forfeited	-	$-
Nonvested options, December 31, 2021	395,316	$0.001

	Total Shares	Weighted Average Fair Value
Total shares issued, January 1, 2020	9,000,000	$1.000
Granted	-	
Exercised	-	
Expired/cancelled	-	
Total shares issued, December 31, 2020	9,000,000	$1.000
Granted	-	$1.000
Exercised	-	$1.000
Expired/cancelled	-	
Total shares issued, December 31, 2021	9,000,000	$1.000

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020		
Granted	9,000,000	$1.000
Vested	3,437,500	$1.000
Forfeited	-	$-
Nonvested shares, December 31, 2020	5,562,500	$1.000
Granted	-	$-
Vested	2,039,583	$1.000
Forfeited	-	$-
Nonvested shares, December 31, 2021	3,522,917	$1.000

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

Exercise Price	Number Outstanding	Expiration Date
0.001	50,000	10/23/2030
0.001	167,000	2/20/2030
0.001	50,000	10/15/2030
	267,000	

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2020	-	-	-	-
Grants	267,000	0.001	6	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2020	267,000	0.001	6	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2021	267,000	0.001	6	-
Vested and expected to vest at December 31, 2021	267,000	0.001	6	-
Exercisable at December 31, 2021	267,000	0.001	6	-

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a loan with its Founder, which had a balance of $142,320 as of December 31st, 2020 and $59,852 as of December 31st, 2021. The loan is non-interest bearing and due on demand.

Additionally, the Company entered into a loan in 2020 with a shareholder of the Company and had a balance as of December 31st, 2020 of $16,608. This amount was completely paid off as of December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 for related party loans.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2022 to 2023. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The Company accrued $180,000 in principal as of 2021 related to these notes. The balance of these loans was $196,460 as of December 31st, 2021.

Loans – The Company entered into a Small Business Act (SBA) loan on April 26th, 2020 for the purpose of funding operations. The interest on the loan is 3.75%. The short-term portion payable on the debt are the interests. The balance of this loan was $7,463 as of December 31st, 2021.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019, 2020, and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event ranging from a 20% to 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $2.25M – $3.5M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$196,555
2023	$163
2024	$163
2025	$163
2026	$163
Thereafter	$6,717

NOTE 6 – EQUITY

The Company has authorized 10,588,235 of common stock shares with a par value of $0.00001 per share. 9,000,000 shares were issued and outstanding as of 2020 and 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 21, 2022, the date these financial statements were available to be issued.

In March of 2022, the Company amended their Articles of Incorporations to increase the authorized share count from 10,588,235 to 10,707,368.

As of the date of these financials, the Company has issued and outstanding a total of 9,119,133 common stock shares and 1,588,235 common stock reserved for their incentive equity pool, which includes both unissued and issued options.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Hidrent

Off Duty. On Demand.

As seen on SHARK TANK


Extinguish your to-do list.

Website | Prosper, TX | PROFESSIONAL SERVICES

Hidrent is the only on-demand home service company partnered with the IAFF-FC that is dedicated exclusively to helping firefighters supplement their incomes during their off-duty days. We connect firefighters with homeowners and local businesses in need of “handyman-type” help that firefighters can complete in between shifts. We are a part of a large, growing, and fragmented industry. We have a business model similar to other gig labor platforms, but what makes us unique is our labor supply consists exclusively of off-duty firefighters, complete with extensive background checks through their primary careers.

$0.00 raised

0 Investors	$8.5M Valuation
$0.57 Price per Share	$228.00 Min. Investment
Preferred Shares Offered	Equity Offering Type
$535K Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Our mission is to become the most trusted source available for gig labor that simultaneously improves the financial well-being of our neighborhood firefighters.
- The US on-demand home services sector currently stands at $600 billion. It has shown a steadfast growth during the pandemic, however it is extremely fragmented. Our largest competitor generated $1.62 billion in revenue last year, representing only 0.27% of the total addressable market.
- A successful appearance on Shark Tank catapulted our company from regional to national overnight. The exposure was priceless and solidified our brand and service as safe, trustworthy, and reliable for all US homeowners.

OVERVIEW

Home service heroes

Firefighters are uniquely qualified to continue serving their community during their time off. Most firefighters work 24 hours on duty, followed by 48 hours off duty.

Hiring an off-duty firefighter will help to supplement their income and leverage their skills and expertise while homeowners get the help they need from someone they can trust to get the job done right.

Everyone has a to-do list at home. Now, you can hire a local trustworthy firefighter for your next home project. Off-duty firefighters will respond quickly to your request, and get the job done right. Furniture moving, gutter cleaning, hauling, hanging, and more – consider it done when you hire a trusted firefighter in your community.


Extinguish
your to-do list
Hire a firefighter for your
next home project.
Let's get started
General Handyman
$178 – $392
Furniture Moving
Holiday Lights
Smoke Detectors
Hanging
Hauling

Firefighters undergo a rigorous background check, so you know you're hiring a safe, reliable, and trustworthy person to get the job done right. Enjoy the peace of mind of hiring a trusted professional to do quality work, on time, at a fair price.

THE PROBLEM

We are trying to bring trust back to our communities

We are looking to make "getting help while giving back possible".

Unlike other home service marketplaces, Hidrent exclusively uses off duty firefighters who are dedicated to serving their communities to perform various household tasks.

Firefighters undergo substantial background checks as part of their screening at the station where they work--much more extensive than a simple online screen that you will get elsewhere.

As such, we do not need to do background checks on our firefighters. We do, however, perform employment checks to ensure only verified firefighters enter the Hidrent network.


RE RESCUE

THE SOLUTION

Hire a firefighter for your next home project

Hidrent is the only on-demand home service company partnered with the IAFF-FC that is dedicated exclusively to helping firefighters supplement their incomes during their off-duty days.

We connect firefighters with homeowners and local businesses in need of "handyman-type" help that firefighters can complete in between shifts.

How it works...



Homeowner submits a project.



Firefighter receives a notification.



Complete the project.



Get paid.

With expertise and experience in a variety of disciplines, firefighters are looking for small projects to leverage their skillset during their time off.

Here's a look at our extensive services:

General Handyman $178 - $392	Furniture Moving $156 - $456	Hanging $79 - $144
Hauling $139 - $294	Light Fixtures $173 - $262	Smoke Detectors $121 - $287
Furniture Assembly $129 - $196	TV Wall Mount $189 - $269	Gutter Cleaning $158 - $192

We are a part of a large, growing, and fragmented industry. We have a business model similar to other labor/contractor service platforms, but what makes us unique is our labor supply consists exclusively of off-duty firefighters. Did we mention there are no bid fees either? This means that firefighters never have to pay to use our service, unless they get paid nor do they have to compete against other firefighters on pricing.


Power Wash Small Back Deck
Accepted by Dan H.
General Handyman
307 South Main Street Bentonville, AR 72712
Flexible
$178 - $392

Business model

Hidrent collects 20% of the total revenue on all completed jobs

THE MARKET

Home service and home health are growing rapidly

The US on-demand home services sector currently stands at $600 billion. It has shown a steadfast growth during the pandemic, but it is extremely fragmented. Our largest competitor generated $1.62 billion in revenue last year, representing only 0.27% of the total addressable market.


Servicable Market
$600 billion home service market, growing 49% annually
My Projects
Active
Power Wash Small Back Deck
Clean Gutters Large House

Not to mention, people are aging in place longer, meaning senior citizens are most likely to use our services. We know this because the two largest population cohorts, Boomers and Millennials, are currently entering stages of life focused on home buying and on aging in place, respectively.

OUR TRACTION

Climbing the ladder

Here is a look at some highlights leading to our growth:

Appearance on Shark Tank:
The successful appearance on Shark Tank catapulted our company from regional to national overnight. The exposure was priceless, and solidified our brand and service as safe, trustworthy and reliable for all US homeowners.



Partnered with the IAFF-FC:
In most two-sided marketplaces the supply side is the most difficult to fill and manage. The partnership with the IAFF-FC has essentially given us the opportunity to reach 325,000 firefighters with no acquisition costs. Equally important is the opportunity for us to now seamlessly donate a small percentage of our revenue to firefighter charitable foundations managed by the IAFF.

IAFF FINANCIAL CORPORATION
YOUR FINANCIAL FUTURE IS OUR MISSION

Marketing agreement through 2024

Representing over 235,000 Firefighters

2% charitable donation to IAFF foundation


After IAFF partnership

Launched new mobile app:
Our new mobile app will give our customers the ability to transact with Hidrent and communicate with firefighters at home, or on the go. Owning real estate on mobile devices also gives us better ways to communicate and retain customers who use our service.

All this and more has been helping our company climb the ladder towards market disruption, and thus, profit.

B2B Growth has exploded:
In addition to helping homeowners with small projects around the house, our firefighters also partner with businesses nationwide who need help fulfilling their labor demands as well.

Hidrent has partnered with businesses to assist with: construction, restoration, home health, non emergency medical transportation, moving and more.

Traction

JOBS COMPLETED
4,000+
Across the Country

EARLY REVENUE
$1,000,000+
Since Inception

AVERAGE REVENUE
$250
Per Project

REPEAT USERS
35%
More than Once

WHY INVEST

Trustworthy, safe, helpful--a win-win for all

Our mission is to become the most trusted source available for gig labor that simultaneously improves the financial well-being of neighborhood firefighters. Our goal is to be a household name, and the first place people go when they need help with a small project around the house.

Every firefighter should have the ability to perform at least one project a month through our platform to help supplement their income by an average of $250/job.

There are over 1.2 million firefighters in the US today. Given this and our proven business model with a unique, trustworthy labor supply we believe we have what it takes to disrupt the home services market.


Testimonials

It just doesn't get any better

★★★★★

"Alfred was awesome! My deck looks great! This firefighter is a skillful craftsman and carpenter. He arrived at my home totally prepared to do the job. He is polite, quiet and very thoughtful! He's also a US Vet that served in the Marine Corps in Iraq! It just doesn't get any better than that!"

-Dolly V

**The above testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

In the Press

Good Morning Texas, FOX 7 Austin, CBS 4 Denver, FOX 10 Phoenix, WTOL 11, FOX 19 Now, Shark Tank

SHOW MORE

Meet Our Team



Dave Heimbuch

Founder, CEO, President, Secretary, and Treasurer

Dave is a 20+ year marketing veteran who has participated in over $1B worth of successful startup exits including: Photobucket, YuMe, Tapad and Shazam.

His responsibilities at Hidrent include overall business strategy and direction.



Kurt Becker

Board Member & Investor

Kurt Becker is the Chief Operating Officer for the International Association of Fire Fighters Financial Corporation. Prior to leading the Financial Corporation, Kurt was a Paramedic for 26 years, and a Fire Fighter for 22 years, serving on a busy urban ladder company in the metropolitan St. Louis, Missouri region.

He also served as a District Vice President for IAFF Local 2665 for 17 years and was recently honored as an Emeritus member of their Executive Board. Kurt also served as the President of the St. Louis County Fire Academy Board of Directors for ten years, and from 2008 to 2020 Kurt served as an IAFF State Staff Representative and 2nd District Field Service Representative, as well as represented the 2nd District on the IAFF's standing Committee on Occupational Safety and Health.

Kurt earned a bachelor's degree and MBA in Management from Webster University. He and his wife Tiffany have been married for nearly 30 years, and have two children who have completed college and are establishing their adult lives in St. Louis.



Daniel Huvane

Director of Communications

An experienced communicator and leader, Dan is responsible for public outreach, marketing initiatives, and customer support, among other duties, on a full time basis. He initially worked jobs as an early Hidrent Pro himself before taking up a larger role with us, a side gig that led to consistent work as an independent contractor and handyman.

Dan is a red card carrying wildland firefighter and a former seasonal employee with the US Forest Service, and has led numerous disaster response operations using the ICS model in Texas, Puerto Rico, and the Bahamas.

He has served with distinction as a Marine Corps officer since 1996, and has held some of the most senior communication and public affairs positions in the service. Dan previously directed communication for Team Rubicon Global and a handful of other organizations, and comes from a firefighter family himself.



Dmitri Love

Head of Product

Dmitri Love's story started nearly 7 years ago when he was studying biochemistry at the University of Arkansas. After a serious knee injury (he was an avid soccer player) sidelined him for a long recovery, Love taught himself to code and became a software engineer.

Dmitri supports Hidrent with all product related developments and advancements. He is also another Shark Tank alum.



Matty Mullen

Brand Ambassador

Matty is a 21 year Los Angeles City Firefighter who handles any firefighter related questions from our incredible crew of over 5,000 Hidrent Pros.

Matty has the knowledge and wisdom to solve any issue in a timely and effective manner. He is also still an active firefighter and has his finger on the pulse with all Hidrent Pro questions or concerns.



Salma Hatim

Fractional CFO

Salma is a CPA and entrepreneur who is passionate about accounting, finance and business. In her career, she has served businesses from all over the world and with different accounting guidance, ensuring they are compliant, performant and continuously growing. She has worked with businesses of all shapes, models, industries - from start-ups to billion-dollar companies. Salma participated in two IPOs and has been involved in multiple advisory projects including research of complex accounting treatments. Salma allocates 5-10 hours/week helping Hidrent manage their finances.



Kapil Khanna

Fractional CTO

Kapil is an IT leader with 15+ years of experience in enterprise architecture, integration and systems design. He's an entrepreneur at heart who is comfortable diving into technical details with a focus on strategic outcomes. His current focus is Cloud Computing and I.T. transformation.

Kapil has worked with several Fortune 500 & startups in the hospitality, oil and gas, social media monitoring, payment card, publishing, telecom, mobile gaming & consumer Internet space. He currently allocates up to 5 hours per week on helping Hidrent navigate the technical landscape.

His knowledge of the technology landscape is exceptional and he is able to execute on a business vision. As a serial entrepreneur, Kapil understands and appreciates the various facets of a business. He's an advocate of the agile methodology for systems development.



Agustin Giacchello

Lead Developer

Agustin is a software engineer based in Uruguay (South America). From the beginning, his mission has been to empower the work of other companies by creating high-quality technology services that grow their businesses. He's been able to not just deliver beautiful projects, but has also joined Hidrent's team to help drive our vision.



Jennifer Hyla

Search Engine Optimization

Jennifer is an end to end digital marketing expert focused on the strategy and execution of Technical SEO, Content Marketing and User Experience across paid, owned and earned media.

She's also an accomplished Product Marketing specialist who has been tasked with building and selling new service offerings around SEO and Content. Proven successes in building out a product and service to support and grow existing and new client programs.



Megan Ellis

Customer Support

In addition to being a grade school teacher, Megan helps Hidrent with customer support and operations. She is passinoate about helping people solve problems. Megan is a bright light that handles inbound and outbound customer support at Hidrent with confidence and a smile.



Kyle Dyer

Designer

Kyle believes in design, it's power to communicate, and its ability to create inspiring & memorable experiences.

Communication is key to the success of our business and Kyle helps Hidrent identify our audience, tell them our story, and inspire people to action.

Offering Summary

Company	Hidrent Inc.
Corporate Address	961 Waterview Drive, Prosper, TX 75078
Offering Minimum	$9,999.51
Offering Maximum	$534,999.72
Minimum Investment Amount (per investor)	$228.00

Terms

Offering Type	Equity
Security Name	Series Seed-1 Stock
Minimum Number of Shares Offered	17,543
Maximum Number of Shares Offered	938,596
Price per Share	$0.57
Pre-Money Valuation	$8,500,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares

Early Bird Bonus

Invest within the first four weeks and receive an 10% bonus shares

Volume Based:

$500+ | 1st Perk

Invest $500+ and receive 3% Bonus Shares.

$2,500+ | 2nd Perk

Invest $2,500+ and receive 5% Bonus Shares.

$5,000+ | 3rd Perk

Invest $5,000+ and receive 10% Bonus Shares.

$10,000+ | 4th Perk

Invest $10,000+ and receive 15% Bonus Shares.

$25,000+ | 5th Perk

Invest $25,000+ and receive 20% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hidrent will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-1 Stock at $0.57 / share, you will receive 110 Series Seed-1 shares, meaning you'll own 110 shares for $57. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Michael Powers:

Firefighters are inherently inclined to help people. So when we're working on the job, and when we're working off the job, we want to help people.

Dave Heimbuch:

Hidrent is a digital marketplace that connects off-duty firefighters who are looking for extra work with people in their communities who need jobs done. We offer a variety of handyman type services now. It can be anything from hanging a ceiling fan to hanging a flat screen TV. Assembling a couch, cleaning leaves out of gutters, hanging Christmas lights. Of course, smoke detectors.

Michael Powers:

Every firefighter I know has side jobs. It's great for an extra set of income. And we get to help people not only on the job, but off the job as well.

Speaker 3:

We already know that firefighters are heroes. And so to be able to hire somebody during their off time to come in and help us in our home feels really great.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

HIDRENT INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Hidrent Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Hidrent Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on May 8, 2019 under the name Hidrent Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this [DAY day of MONTH, YEAR].

By:____________________________________

David Heimbuch, President

Exhibit A

HIDRENT INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Hidrent Inc. (the **"*Corporation*"**).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 2035 Sunset Lake Rd, Ste B2, Newark, Delaware 19702. The name of its registered agent at such address is Legalinc Corporate Services Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"***Applicable Original Issue Price***" means the Series Seed-1 Original Issue Price with respect to the Series Seed-1 Preferred Stock, the Series Seed-2 Original Issue Price with respect to the Series Seed-2 Preferred Stock, the Series Seed-3 Original Issue Price with respect to the Series Seed-3 Preferred Stock, the Series Seed-4 Original Issue Price with respect to the Series Seed-4 Preferred Stock, the Series Seed-5 Original Issue Price with respect to the Series Seed-5 Preferred Stock, the Series Seed-6 Original Issue Price with respect to the Series Seed-6 Preferred Stock, and the Series Seed-7 Original Issue Price with respect to the Series Seed-7 Preferred Stock.

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one director of the Corporation (the "***Series Seed Director(s)***"), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

"***Series Seed-1 Original Issue Price***" means $0.5684 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock.

"***Series Seed-2 Original Issue Price***" means $0.1671 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock.

"***Series Seed-3 Original Issue Price***" means $0.1722 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-3 Preferred Stock.

"***Series Seed-4 Original Issue Price***" means $0.2034 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-4 Preferred Stock.

"***Series Seed-5 Original Issue Price***" means $0.2123 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-5 Preferred Stock.

"***Series Seed-6 Original Issue Price***" means $0.2373 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-6 Preferred Stock.

"***Series Seed-7 Original Issue Price***" means $0.2930 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-7 Preferred Stock.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 24,962,564, consisting of (a) 18,052,373 shares of Common Stock, $0.00001 par value per share and (b) 6,910,191 shares of Preferred Stock, $0.00001 par value per share, consisting of (i) 3,097,289 shares of Series Seed-1 Stock, (ii) 1,495,508 shares of Series Seed-2 Stock, (iii) 943,670 shares of Series Seed-3 Stock, (iv) 118,014 shares of Series Seed-4 Stock, (v) 821,030 shares of Series Seed-5 Stock, (vi) 87,609 shares of Series Seed-6 Stock, and (vii) 347,071 shares of Seed-7 Stock. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. <u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

1.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Applicable Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the

Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(d) increase or decrease the number of directors of the Corporation;

(e) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3;

(f) amend, alter or repeal any provision of the certificate of incorporation or the bylaws of the Corporation other than in the ordinary course of business;

(g) enter into an Excluded Opportunity (as defined herein) transaction;

(h) change the compensation paid to key management other than as set forth in the Corporation's business plan;

(i) amend or enter into a new equity incentive plan;

(j) commence or participate in arbitration, litigation or settlement of any material dispute on behalf of the Company.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Applicable Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the

Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent,the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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